Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                   Subject Company: US LEC Corp.
                                                    Commission File No.: 0-24061


This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("New PAETEC"), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.



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              US  LEC Channel Link
         -----------------------------------------------
              US LEC Agent Newsletter


                                     Fall 2006                                                            Volume 3, Issue 1
                                    --------------------------------------------------------------------------------------------
                                            US LEC
->   US LEC / PAETEC Merger          voice / data /Internet                                 Produced By:
     Page.........1                                                                         PHONE+
                                     PAETEC AND US LEC TO COMBINE IN                        The Channel Partners
->   Agent Event                     $1.3 BILLION TRANSACTION                                  Conference & Expo
     Channel Partners Expo
     Page.........1                  Merger Creates Premier Communications
                                     Provider to Enterprise Customers
->   Feature Product                                                                       Come Join US LEC at
     Disaster Preparedness                                                                 the Channel Partners
     Page........2                   Companies Expect Annual Cost Savings of               Conference and Expo
                                     $40 Million, Adjusted EBITDA of $187 Million          in Washington, DC!
->   Peripheral Market               and Free Cash Flow of$109 Million
     Update
     Page.........2                                                                        When: August 23-25, 2006
                                     CHARLOTTE, NC and FAIRPORT, NY -
->   Feature Product                 August 14, 2006 - US LEC Corp.                        Where: Omni Shoreham Hotel
     Data Back Up and Recovery       (NASDAQ: CLEC), a full-service
     Page.........3                  provider of IP, data and voice                        We look forward to spending time with
                                     solutions to businesses and                           our existing agents, as well as those
->   Press Releases                  enterprise organizations throughout                   who are interested in marketing US
     US LEC Recent                   the Eastern United States, and                        LEC services to their current
     Press Releases                  PAETEC, a privately-held supplier of                  customer base. Channel Partners is
     Page.........4                  communications solutions to medium                    always a great show!
                                     and large businesses and
->   Training Reminders              institutions, announced today that                    Thank you for your continued efforts
     Page.........4                  they have signed a definitive                         as an agent with US LEC!
                                     agreement to merge the two companies.
                                                                                                         o o o o o
      US LEC                         On a pro forma basis, the company
voice / data /Internet               will generate nearly $1 billion in
                                     revenue, $187 million in adjusted
Morrocroft III                       EBITDA, and $109 million in free cash
6801 Morrison Blvd.                  flow (adjusted EBITDA minus capital
Charlotte, NC 28211                  expenditures). Cost saving synergies
704.319.1000                         of $25 million have been identified
www.uslec.com                        in the first year after closing, and
                                     $40 million annually beginning in
                                     2008. The combined company will have
                                     over 45,000 enterprise customers,
                                     consisting of medium and large
                                     businesses and institutions.


                                     It will operate in 52 of the top 100
                                     Metropolitan Service Areas (MSAs) in
                                     the U.S., with a leading presence in
                                     the Eastern

                                                    Continued on page 3

                                   =============================================================================================
                                                                     Page 1




Fall 2006                                                                                  US LEC Channel Link


Feature Product:                                                 PVC Redirect: Allows you to enhance the
Disaster Preparedness                                            inherent reroute capabilities of Frame Relay
                                                                 by instituting redirection plans to a
When disaster strikes, how you plan for it                       secondary location within your network
can save your business. Planning for a                           ensuring recovery from host or centralized
disaster is critical, but planning the                           site disaster. With this solution, a large
logistics of recovery is just as vital.                          number of sites may access an alternate
                                                                 backup host location automatically.
Data Backup and Recovery: Provides your
business with an automated off-site server                       Dedicated Server: Allows you to locate your
backup solution that securely copies critical                    servers and applications in one of two
data to two separate data centers over your                      carrier-grade data centers, with secure and
Internet connection every day. Our Data                          fully managed facilities along with generator
Backup & Recovery solution is as simple as                       backup and environmental controls.
"point & click" from the US LEC-provided
control console, allowing you to restore data                    Conferencing: US LEC Conferencing gives you
on-demand from any day in your retention                         the freedom to keep employees up-to-date in
period.                                                          times of crisis, liaise with vendors,
                                                                 partners and suppliers no matter your
US LEC Protect: A disaster recovery                              location - and call meetings without having
application for your voice services using a                      to worry about bothersome reservation
combination of US LEC products, including                        requirements. Your conference room is ready
Call Forward Trunks to POTS, Call Forward                        for you, whenever you are ready to use it.
Variable (CFV) and Remote Access to Call                         Flexibility is critical in times of disaster,
Forward.                                                         US LEC gives you the power to adapt.

PowerVIEWSM Toll Free Re-route:                                                  o o o o o
Allows you to change the ring-to
destination on your basic US LEC toll
free numbers online by using US LEC
PowerVIEW, our Web-based account
management system for selected
products. You have 24-hour access to
re-route your toll free calls to an
alternate destination in a disaster
situation or simply to balance your                                ----------------------------------------------
call flow. With Toll Free Customer                                |  Peripheral Markets:                         |
Emergency Re-routing, you can                                     |                                              |
re-route your 8XX number(s) to a                                  |  New peripheral markets launched since       |
pre-determined alternative telephone                              |  November 2005 include:                      |
number by contacting US LEC Customer                              |                                              |
Care.                                                             |     o    Horry Tel                           |
                                                                  |     o    North Pittsburgh Tel                |
Toll Free Trunk Group Overflow: Used when                         |                                              |
your trunk group is busy or does not answer.                      |  Peripheral markets in development include:  |
Trunk Group Overflow routes calls to an                           |                                              |
alternate terminating trunk group if the                          |     o    Dalton, GA                          |
intended terminating trunk group is busy or                       |                                              |
out of service.                                                    ----------------------------------------------

E-mail Spooling: A robust solution designed to protect against e-mail server failures caused by power outages or disaster circumstances that damage or destroy servers
- even a spilled cup of coffee. E-mail
Spooling allows you, whether you subscribe to US LEC E-mail Service or maintain your own e-mail server(s), to assure continuity of e-mail receipt.

===================================================================================================================





Fall 2006                                                                                  US LEC Channel Link


                                                                        US LEC/PAETEC Merger...  Continued from page 1



Feature Product:                                                        U.S., as well as several other major markets
Data Back Up and Recovery                                               across the country.

Do you know the price of lost data? US LEC
hopes you won't have to find out. But we do                             TRANSACTION TERMS AND STRUCTURE
understand that data can be lost and your                               Under the terms of the merger agreement,
users have a growing demand for the fastest                             which was approved unanimously by the boards
possible restoration, while regulatory                                  of directors of both companies, PAETEC and US
requirements add to the need to ensure your                             LEC will become wholly-owned subsidiaries of
data is available for years.                                            a new publicly owned holding company ("New
                                                                        PAETEC"). Based on US LEC's closing stock
                                                                        price on August 11, 2006, the total
Why Back up Data?                                                       enterprise value of the new company will be
                                                                        approximately $1.3 billion. Upon completion
   o   Regulatory and governmental requirements -                       of the transaction, "New PAETEC" expects to
       HIPAA, GLBA, Sarbanes-Oxley                                      be listed on the NASDAQ Stock Market under
   o   Business requirement                                             the ticker "CLEC."
   o   Malicious vandalism of data
   o   Accidental deletion or corruption                                COMPANY LEADERSHIP AND HEADQUARTERS
   o   Failure of server hardware or software                           Upon the close of the transaction, Arunas
   o   Acts of God - natural disaster                                   Chesonis will become Chairman and Chief
                                                                        Executive Officer of the combined company,
US LEC Offers a Complete Solution That Includes:                        and Richard Aab will become Vice Chairman.
                                                                        Keith Wilson, Chief Financial Officer of
   o   Windows, Linux and Unix servers                                  PAETEC, will become Chief Financial Officer
   o   Online, on-demand restoration                                    of the combined company, and EJ Butler,
   o   Disk-based storage, not tape                                     current PAETEC Chief Operating Officer, will
   o   All software and hardware provided                               become Chief Operating Officer. J. Lyle
   o   Daily, off-site back up                                          Patrick, Chief Financial Officer of US LEC,
   o   Professionally guided installation                               will lead the integration efforts as
                                                                        Executive Vice President of Integration. The
Our data recovery is as simple as "point &                              combined company will be headquartered in
click" from the US LEC-provided control                                 Fairport, NY, and will maintain US LEC's
console, allowing you to restore data                                   operations in Charlotte, NC, with significant
on-demand from any day in your retention                                operations in the Eastern corridor and a
period. In the event of a disaster, you can                             significant presence in several other markets
restore data to an alternate site online or                             throughout the country, including Chicago and
US LEC can ship a mobile data vault to                                  along the West Coast.
anywhere in the continental U.S. the same day
you request it.                                                         About PAETEC
                                                                        PAETEC is an innovative supplier of
By letting US LEC manage your critical data                             communications solutions to medium and large
backup, you can rest assured that your data                             businesses and institutions. With the belief
will "be there" when you need it; no tapes to                           that every customer has unique needs, PAETEC
rotate, no couriers to deal with and no                                 offers personalized solutions that include a
delays for data restoration.                                            comprehensive suite of Voice over Internet
                                                                        Protocol (VoIP) services delivered over our
Our network, from end to end, is supported                              Private-IP MPLS network. With more than
and monitored 24 x 7 x 365 in our four                                  1,000,000 access line equivalents in service,
Network Operations Centers, so you can rest                             PAETEC serves more than 17,000 core business
assured knowing your business is getting the                            customers across the U.S. by offering a full
attention it deserves. Whatever your needs                              line of telecommunications and Internet
are, we are there for you.                                              services, enterprise communications
                                                                        management software, security solutions, and
Click here to learn more about what US LEC                              managed services. The company was the
Data Backup & Recovery has to offer!                                    recipient of the 2005 American Business
                                                                        Ethics Award for a mid-size company,
                  o o o o o                                             presented by the Society of Financial
                                                                        Services Professionals. PAETEC is
                                                                        headquartered in Fairport, N.Y. More
                                                                        information about the company can be found by
                                                                        visiting www.PAETEC.com.

                                                                                     o o o o o

=============================================================================================================================






Fall 2006                                                                                  US LEC Channel Link


 ------------------------------------------------------                    ----------------------------------------------
|  Press Releases                                      |                  |         Product Training Reminder            |
|  June - August 2006                                  |                  |----------------------------------------------|
|                                                      |                  |                                              |
|  Aug 14 2006     PAETEC AND US LEC TO COMBINE        |                  |        New Agent Training                    |
|                  IN $1.3 BILLION TRANSACTION         |                  |                                              |
|                                                      |                  |  September 12th, 2006 3:00PM - 4:00PM EST    |
|                                                      |                  |  October 17th, 2006 3:00PM - 4:00PM EST      |
|  Aug 14 2006     US LEC ANNOUNCES SECOND             |                  |  November 14th, 2006 3:00PM - 4:00PM EST     |
|                  QUARTER 2006 RESULTS WITH           |                  |                                              |
|                  $106.7 MILLION IN REVENUE AND       |                  |   Register by sending an e-mail to:          |
|                  ADJUSTED EBITDA OF OVER $15.0       |                  |         agents@uslec.com                     |
|                  MILLION                             |                  |                                              |
|                                                      |                  |                                              |
|                                                      |                  |----------------------------------------------|
|  Aug 10 2006     US LEC SETTLES CARRIER              |                  |                                              |
|                  DISPUTE                             |                  |      Agent Product Training                  |
|                                                      |                  |                                              |
|                                                      |                  |  Ethernet Local Loop                         |
|  Aug 8 2006      US LEC CORP. TO BROADCAST           |                  |  August 29th, 2006 3:00PM - 4:00PM EST       |
|                  SECOND QUARTER 2006 CONFERENCE      |                  |                                              |
|                  CALL LIVE ON THE INTERNET           |                  |  Dynamic T - BIG Voice / BIG Data /          |
|                                                      |                  |  MPLS VPN                                    |
|                                                      |                  |  September 21st, 2006 3:00PM - 4:00PM EST    |
|  Aug 7 2006      US LEC GROWS CUSTOMER BASE,         |                  |                                              |
|                  MAINTAINS INDUSTRY-LEADING          |                  |  Conferencing                                |
|                  RETENTION RATE                      |                  |  October 26th, 2006 3:00PM - 4:00PM EST      |
|                                                      |                  |                                              |
|                                                      |                  |   Register by sending an e-mail to:          |
|  Jul 13 2006     SUNROCKET CHOOSES MEGAPOP           |                  |         agents@uslec.com                     |
|                  VOIP FROM US LEC                    |                  |                                              |
|                                                      |                  |----------------------------------------------|
|                                                      |
|  Jul 10 2006     US LEC CONTINUES ETHERNET           |
|                  MARCH WITH BALTIMORE                |
|                  DEPLOYMENT                          |                         "The golden rule for every
|                                                      |                            business man is this:
|                                                      |                            Put yourself in your
|                                                      |                              customer's place"
|  Jun 28 2006     US LEC EXPANDS IP-BASED             |
|                  DATA NETWORKING SERVICE             |
|                  ACROSS S.C. LOWCOUNTRY              |                   ---------------------------------------------
|                                                      |                  |                                            |
|                                                      |                  | Have a Good US LEC                         |
|  Jun 14 2006     US LEC APPOINTS ENGEL VICE          |                  | Channel Link Agent                         |
|                  PRESIDENT OF HUMAN RESOURCES        |                  | Success Story?                             |
|                                                      |                  |                                            |
|                                                      |                  | We'd love to hear from you! Send us        |
|  Jun 7 2006      US LEC Presents at the              |                  | your story to be considered in the next    |
|                  Deutsche Bank Securities, Inc.      |                  | issue of the US LEC Channel Link           |
|                  14th Annual Media/Telecom           |                  | Newsletter.                                |
|                  Conference                          |                  |                                            |
|                                                      |                  |        agents@uslec.com                    |
 ------------------------------------------------------                   |        ----------------                    |
                                                                          |                                            |
                                                                          |                                            |
                                                                            --------------------------------------------


                -------------------------------------------------------------------------------
               |         If you have any questions or comments about this issue of the         |
               |    US LEC Channel Link Newsletter, please contact us at: agents@uslec.com     |
                -------------------------------------------------------------------------------


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Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC's filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About this Transaction

New PAETEC will file with the Securities and Exchange Commission a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and New PAETEC, and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by New PAETEC with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission's web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211,
Attention: Investor Relations or by telephoning us at (704) 319-1189. Information regarding the identity of persons who may, under the Securities and Exchange Commission's rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transactions, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that will be filed by New PAETEC with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.